UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024
Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant's name into English)

1400, 1100 1st Street S.E., Calgary, Alberta, Canada, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Todd Stack
Name: Todd Stack
Title: Chief Financial Officer

Date: March 28, 2024

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	“Media Advisory: TransAlta Annual Meeting of Shareholders and First Quarter 2024 Results and Conference Call”